CLETHA A. WALSTRAND

ATTORNEY AT LAW

1322 WEST PACHUA CIRCLE

IVINS, UT  84738

OFFICE: 435-688-7317 FAX: 435-688-7318

cwalstrand@networld.com

January 2, 2008

Mr. Geoffrey Kruczek

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-3561

Re:

China Northern Medical Device, Inc.

Amendment No. 3 to Registration Statement on Form SB-2

Filed December 3, 2007

File No. 333-144243

Dear Mr. Kruczek:

China Northern Medical Device, Inc., (the “Company”), has received your comment letter dated December 18, 2007, (“comment letter”) pertaining to the above referenced amended registration statement on Form SB-2  (the “Registration Statement”).  Amendment No. 4 to the Registration Statement (“Amendment”) is being filed under separate cover.  The Amendment as filed is marked to show changes in the manner required by Regulation S-T.

This letter contains the Company’s responses to the comment letter.  Under cover of this letter, we are sending you 2 hard copies of the Amendment, one marked to show changes and one without changes marked.  To assist the staff of the Commission in completing its review of the Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

Risk Factors. page 4

We do not intend to register our securities under the Exchange Act…., page 5

1.

We note your revised disclosure in response to comment 2 that you will register your common stock “following the effectiveness” of this registration statement. Please clarify when you will so register your common stock. For example, will you do so upon termination or completion of the offering, as previously represented?

RESPONSE:

We have revised this risk factor to state we will register under the Exchange Act upon effectiveness of this registration statement.

2.

As a related matter, given that you do not intend to register a class of your securities before effectiveness, please expand to disclose the risks related to termination of periodic disclosure due to the automatic reporting suspension of Section 15(d) of the Exchange Act, as requested. Also, rather than solely stating that you will not be subject to the proxy rules, expand to explain the effects of these rules and Section 16 not applying to your company.

RESPONSE:

Because we have clarified our intent to immediately file a registration statement under the Exchange Act upon effectiveness of this registration statement, we do not believe the risk factor requires further expansion.

Dilution and Comparative Data. page 12

3.

Your net tangible book value and the net tangible book value per share as of September 30, 2007 stated in the beginning paragraph do not agree to the amounts disclosed on the net tangible book value before offering line item below. Please revise your disclosure for consistency.

RESPONSE:

We have amended the dilution table for consistency.

Use of Proceeds. page 14

4.

We note your revised disclosure on page 36 in response to comment 6 regarding your inability to satisfy your known capital requirements absent additional funding. Please reconcile this disclosure with your disclosure here regarding the sufficiency of proceeds for the next 12 months, including the amount you currently have allocated to working capital.

RESPONSE:

We have revised our use of proceeds to include the disclosure regarding the need for additional capital.

Plan of Operation. page 36

5.

We note your revised disclosure in response to comment 5. However, disclosing a less specific timeframe in which you anticipate entering into agreements does not address our concern regarding the basis for the statement given the current status of your operations. Therefore, please tell us the basis for this disclosure.

RESPONSE:

We have already started networking and establishing associations with various manufacturers of medical devices, sales agents, licensors and others in the field we wish to enter.  Based on our contacts and our business model, we anticipate we will be able to enter firm agreements within 12 months or less after completing our offering.

6.

We reissue prior comment 7 which sought disclosure in your prospectus, not solely a response in a letter. Also, please support your belief that risk factors regarding your disclosure procedures are unnecessary given the disclosure issues like those noted in the comment below.

RESPONSE:  We have added a risk factor regarding controls and procedures.

Certain Relationships and Related Transactions. page 37

7.

We note your disclosure here that the total amount of loans from Mr. Wu is $80,000. We also note your disclosures on pages F-4 and F-14 that the amount of outstanding loans from Mr. Wu. total $18,000. We further note that the cumulative amount of loans front Mr. Wu as set forth in exhibits 10.1 and 10.1c appears to equal $28,000. Please reconcile these disclosures.

RESPONSE:

Exhibit 10.1 in the SB2/A filed on December 3, 2007 indicated the loan amount as of September 30, 2007 is $18,000. We will amend the amount disclosured on Page 37 to be $18,000.  We have also filed a new exhibit 10.01 that states the note filed on June 27, 2007 is superseded by the current note.

8.

Please reconcile your disclosure regarding no interest with the provisions regarding interest in exhibit 10.

RESPONSE:

Item 6 of the Loan agreement disclosured in Exhibit 10.1 indicates the loan payable on demand, and Item 5 of the loan agreement indicates no interest on the loan.  Therefore, we believe no interest should be accrued on the loan as long as the Company pays back the loan on demand.

Part II

Exhibits

9.

Please tell us why your list of exhibits no longer includes the loan filed with the previous amendment to your registration statement.

RESPONSE:

We have amended our exhibit list to reflect all loan agreements previously filed.

Signatures, page II-5

10.

We note your revision in response to comment 10. Please note that Form & 1-2 registration statements must be signed by the following persons: principal executive officer; principal financial officer; and the principal accounting officer or controller. We note that your filing currently lacks the signature of your principal accounting officer or controller. Please indicate below the second paragraph of text required on the Signatures page who signed the document in that capacity.

RESPONSE:

We have amended our signature page accordingly.

The Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please notify the undersigned directly.

Very truly yours,

/s/ Cletha A. Walstrand

Cletha A. Walstrand

Attorney at Law

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